STATE OF DELAWARE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
CLIQREX INC.
A PUBLIC BENEFIT CORPORATION

CliqRex Inc. (the "Corporation"), a public benefit corporation organized and existing under the General Corporation Law of the State of Delaware (the "GCL"), does hereby certify as follows:

1.   The name of the Corporation is CliqRex Inc. The Corporation was originally incorporated pursuant to the GCL on January 20, 2022.

2.   This Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation and by the stockholders of the Corporation in accordance with Sections 242 and 245 of the GCL.

3.   This Amended and Restated Certificate of Incorporation restates and integrates and further amends the certificate of incorporation of the Corporation.

4.   The text of the certificate of incorporation is amended and restated in its entirety as follows:

FIRST: The name of the Corporation is CliqRex Inc.

SECOND: The Corporation's registered office in the State of Delaware is at 1013 Centre Road, Suite 403-B, in the City of Wilmington, County of New Castle, 19805. The name of its registered agent at that address is VCorp Service LLC.

THIRD: The specific public benefit purpose of the Corporation is to provide support to vulnerable communities by way of donations and engagement with community based organizations. In addition, the Corporation may engage in any lawful act or activity for which corporations may be organized under the GCL.

FOURTH: A. Authorized Capital Stock. The total number of shares of stock which the Corporation shall have the authority to issue is 14,500,000 shares of common stock with a par value of $0.00001 per share (the "Common Stock"), which may be issued in three series: (i) 10,000,000 shares of Class A voting common stock ("Class A Voting Common Stock"), (ii) 2,000,000 shares of Class B non-voting common stock ("Class B Non-Voting Common Stock"), and 2,500,000 shares of Class C voting common stock (the "Class C Voting Common Stock" and, together with the Class A Voting Common Stock, the "Voting Common Stock"). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by such affirmative vote of the votes

1

entitled to be cast thereon as may be required at that time by the GCL.

B. <u>Class A Voting Common Stock, Class B Non-Voting Common Stock and Class C Voting Common Stock.</u>

(i) <u>Ranking</u>. The preferences, limitations and rights of the Class A Voting Common Stock, the Class B Non-Voting Common Stock and the Class C Voting Common Stock, and the qualifications and restrictions thereof, shall be in all respects identical, except as otherwise required by law or expressly provided in this Amended and Restated Certificate of Incorporation.

(ii) <u>Voting</u>. Except as otherwise required by law or in this Amended and Restated Certificate of Incorporation (as it may be hereafter be amended), with respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of any outstanding shares of the (i) Class A Voting Common Stock shall vote together as a single class with the holders of the Class C Voting Common Stock (but, with respect to the Class C Voting Common Stock, only in respect of matters on which Class C Common Stock can vote), and every holder of the Class A Voting Common Stock shall be entitled to cast thereon two (2) votes in person or by proxy for each share of the Class A Voting Common Stock standing in such holder's name, and (ii) Class C Voting Common Stock shall vote together as a single class with the holders of the Class A Voting Common Stock (only in respect of matters on which Class C Common Stock can vote), and every holder of the Class C Voting Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Class C Voting Common Stock standing in such holder's name, provided that while the holders of Class C Voting Common Stock shall generally be entitled to vote on all matters on which stockholders may vote under the GCL, holders of Class C Voting Common Stock shall have no right to vote with respect to the election of directors of the Corporation, their removal as members of the Board of Directors of the Corporation (the "Board of Directors") or the size of the Board of Directors. Except as otherwise required by law or in this Amended and Restated Certificate of Incorporation (as it may be hereafter be amended), the holders of the outstanding shares of Class B Non-Voting Common Stock shall not be entitled to vote on any matter, including any amendment to this Amended and Restated Certificate of Incorporation.

(iii) <u>Amendments Affecting Stock</u>. So long as any shares of Class B Non-Voting Common Stock are outstanding, the Corporation shall not, without such affirmative vote of the votes entitled to be cast on the amendment by the holders of outstanding shares of Class B Non-Voting Common Stock voting as a single class as may be required at that time by the GCL (i) amend, alter or repeal any provision of this Section B of this Article FOURTH so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Class B Non-Voting Common Stock as compared to those of the Voting Common Stock, or (ii) take any other action upon which class voting of the Class B Non-Voting Common Stock is required by law.

(iv)   <u>Dividends; Changes in Stock</u>. No dividend or distribution may be declared or paid on any share of Class A Voting Common Stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Class C Voting Common Stock, and no dividend or distribution may be declared or paid on any share of Voting Common Stock unless a dividend or distribution payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Class B Non-Voting Common Stock, nor shall any dividend or distribution be declared or paid on any share of Class C Voting Common Stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Class A Voting Common Stock, nor shall any dividend or distribution be declared or paid on any share of Class B Non-Voting Common Stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Voting Common Stock, in each case without preference or priority of any kind; provided, however, that if dividends are declared that are payable in shares of Class A Voting Common Stock, Class B Non-Voting Common Stock or in Class C Voting Common Stock, or in rights, options, warrants or other securities convertible into or exchangeable for shares of Class A Voting Common Stock, Class B Non-Voting Common Stock, or Class C Voting Common Stock, dividends shall be declared that are payable at the same rate on each series of Common Stock and dividends payable in shares of Class A Voting Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Class A Voting Common Stock shall be payable to holders of Class A Voting Common Stock, dividends payable in shares of Class B Non-Voting Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Class B Non-Voting Common Stock shall be payable to holders of Class B Non-Voting Common Stock, and dividends payable in shares of Class C Voting Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Class C Voting Common Stock shall be payable to holders of Class C Voting Common Stock. If the Corporation in any manner subdivides or combines the outstanding shares of a class of Common Stock, the outstanding shares of such class of Common Stock shall be proportionately subdivided or combined, as the case may be.

(v)   <u>Liquidation</u>. Each series of Common Stock shall rank pari passu with shares of each other series of Common Stock as to distribution of assets in the event of any liquidation, dissolution or winding up of the affairs of the Corporation.

(vi)   <u>Merger or Consolidation</u>. In the event of a merger or consolidation of the Corporation with or into another entity (whether or not the Corporation is the surviving entity), the holders of each share of Class A Voting Common Stock, Class B Non-Voting Common Stock and Class C Voting Common Stock shall be entitled to receive the same per share consideration as the per share consideration, if any, received by the holders of each share of such other series of Common Stock.

C. Drag-Along Rights.

(i)   Definitions. A "Sale of the Corporation" shall mean either: (a) a transaction, or series of related transactions, in which a Person, or a group of related Persons, acquires from stockholders of the Corporation shares representing more than fifty percent (50%) of the Class A Voting Common Stock (a "Stock Sale"); (b) a transaction in which the Corporation sells, conveys, leases, exclusively licenses or otherwise disposes of all or substantially all of its assets, property or business, except where such sale, conveyance, exclusive license or other disposition is to a wholly-owned subsidiary of the Corporation; or (c) a transaction where the Corporation merges with or into or consolidates with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation; provided, however that none of the following shall be considered a Sale of the Corporation: (A) a transaction effected exclusively for the purpose of changing the domicile of the Corporation, or creating a holding company that will be owned in substantially the same proportions by the persons who held the Corporation's securities immediately prior to such transaction; or (B) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights).

"Person" means any natural person, corporation (stock or non-stock), limited liability company, limited partnership, general partnership, limited liability partnership, joint stock company, joint venture, association (profit or nonprofit), company, estate, trust, bank or other organization, whether or not a legal entity, and any government agency or political subdivision thereof.

(ii)   Actions to be Taken. In the event that (i) the Board of Directors, and (ii) the holders of a majority of the then outstanding shares of Class A Voting Common Stock approve a Sale of the Corporation in writing, specifying that this Article FOURTH.C. shall apply to such transaction (with the holders of Class A Voting Common Stock selling such stock in the Sale of the Corporation being "Selling Stockholders"), then each holder of Common Stock (a "Common Holder") hereby agrees:

(a)   if such transaction requires stockholder approval, with respect to all Common Stock that such Common Holder owns or over which such Common Holder otherwise exercises voting power ("Common Shares"), to vote (in person, by proxy or by action by written consent, as applicable) all Common Shares in favor of, and adopt, such Sale of the Corporation (together with any related amendment to this Amended and Restated Certificate of Incorporation required in order to implement such Sale of the Corporation) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Corporation to consummate such Sale of the Corporation;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Corporation beneficially held by such Common Holder as is being sold by the Selling Stockholders to the person or entity to whom the Selling Stockholders propose to sell their Class A Voting Common Stock, and, except as permitted in clause (iii) directly below, on the same terms and conditions as the Selling Stockholders;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Corporation as shall reasonably be requested by the Corporation or the Selling Stockholders in order to carry out the terms and provision of this Article FOURTH.C, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d) not to deposit, except as permitted by this Article FOURTH.C, any Common Shares owned by such party in a voting trust or subject any Common Shares to any arrangement or agreement with respect to the voting of such Common Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Corporation;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Corporation; and

(f) if the consideration to be paid in exchange for the Common Shares pursuant to this Article FOURTH.C includes any securities and due receipt thereof by any Common Holder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Common Holder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Corporation may cause to be paid to any such Common Holder in lieu thereof, against surrender of the Common Shares which would have otherwise been sold by such Common Holder, an amount in cash equal to the fair value (as determined in good faith by the Corporation) of the securities which such Common Holder would otherwise receive as of the date of the issuance of such securities in exchange for the Common Shares.

(iii)   Exceptions. Notwithstanding the foregoing, a Common Holder will not be required to comply with clause (ii) directly above in connection with any proposed Sale of the Corporation (the "Proposed Sale") unless:

(a)   any representations and warranties to be made by such Common Holder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Common Holder's Common Shares, including but not limited to representations and warranties that (i) the Common Holder holds all right, title and interest in and to the Common Shares such Common Holder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Common Holder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Common Holder have been duly executed by the Common Holder and delivered to the acquirer and are enforceable against the Common Holder in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Common Holder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(b)   the Common Holder shall not be liable for the inaccuracy of any representation or warranty made by any other party in connection with the Proposed Sale, other than the Corporation (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Corporation as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(c)   the liability for indemnification, if any, of such Common Holder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Corporation in connection with such Proposed Sale, is several and not joint with any other party (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Corporation as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and is pro rata in proportion to the amount of consideration paid to such Common Holder in connection with such Proposed Sale;

(d)   liability shall be limited to such Common Holder's applicable share (determined based on the respective proceeds payable to all stockholders in connection with such Proposed Sale) of a negotiated aggregate indemnification amount that applies equally to all Common Holders but that in no event exceeds the amount of consideration otherwise payable to such Common Holder in connection with such Proposed Sale, except with respect to claims related to fraud by such Common Holder, the liability for which need not be limited as to such Common

6

Holder;

(e)   upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Corporation's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and (ii) each holder of Class A Voting Common Stock, Class B Non-Voting Common Stock and Class C Voting Common Stock will receive the same amount of consideration per share as is received by other holders in respect of their shares of such stock; and

(f)   if such Common Holder is not an employee of the Corporation, such Common Holder is not required in connection with such Proposed Sale to agree to (i) any covenant not to compete with any party and/or (ii) any covenant not to solicit or hire customers, employees or suppliers of any party.

(iv)   Irrevocable Proxy. To secure each Common Holder's obligations to vote the Common Shares in accordance with this Article FOURTH.C, each Common Holder hereby appoints the Chairman of the Board of Directors or the Chief Executive Officer of the Corporation, or either of them from time to time, or their designees, as such Common Holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all of such Common Holder's Common Shares as set forth in this Article FOURTH.C. and to execute all appropriate instruments consistent with this Article FOURTH.C on behalf of such Common Holder if, and only if, such Common Holder (a) fails to vote, or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Article FOURTH.C, all of such Common Holder's Common Shares or execute such other instruments in accordance with the provisions of this Article FOURTH.C within five (5) days of the Corporation's or any other party's written request for such Common Holder's written consent or signature. The proxy and power granted by each Common Holder pursuant to this clause (iv) are coupled with an interest and are given to secure the performance of such party's duties under this Article FOURTH.C. Each such proxy and power will be irrevocable for the term hereof. The proxy and power, so long as any party hereto is an individual, will survive the death, incompetency and disability of such party or any other individual Common Holder of Common Shares and, so long as any party hereto is an entity, will survive the merger, consolidation, conversion or reorganization of such party or any other entity holding Common Shares.

(v)   Remedies.

(a)   Specific Enforcement. The Common Holders acknowledge and agree that each stockholder and the Corporation will be irreparably damaged in the event any of the provisions of this Article FOURTH.C are not performed by the Common Holders in accordance with their specific terms or are otherwise breached.

Accordingly, it is agreed that the Corporation shall be entitled to an injunction to prevent breaches of this Article FOURTH.C and to specific enforcement of this Article FOURTH.C and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction without the need to post any bond.

(b)   Remedies Cumulative. All remedies, either under this Article by law or otherwise afforded to any party, shall be cumulative and not alternative.

(vi)   Term. The provisions of this Article FOURTH.C shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of a "Public Offering" (as defined below), or (b) the consummation of a transaction, in one transaction or a series of related transactions, that constitutes a Stock Sale, provided that the provisions of this Article FOURTH.C will continue after the closing of any Stock Sale to the extent necessary to enforce the provisions of this Article FOURTH.C with respect to such Stock Sale. "Public Offering" means the Corporation's sale of its common stock in a underwritten public offering pursuant to a registration statement pursuant to the Securities Act, covering the offer and sale of common stock for the account of the Corporation or a direct listing public offering pursuant to a registration statement pursuant to the Securities Act covering the offer and sale of common stock for the account of the Corporation and/or security holders of the Corporation.

FIFTH: The name and mailing address of the incorporator is as follows:

Name: Timur Akilov
Mailing Address: 10 Bond Street, Suite 127, Great Neck, NY 11021

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation and for the purpose of creating, defining, limiting and regulating the powers of the Corporation and its directors and stockholders.

(a)   The number of directors of the Corporation shall be fixed and may be altered from time to time in the manner provided in the By-Laws, and any vacancy or vacancies in the Board of Directors and newly created directorships resulting from any increase in the authorized number of directors may be filled, and directors may be removed, as provided in the By-Laws.

(b)   The election of directors need not be by ballot.

(c)   All corporate powers and authority of the Corporation (except at the time otherwise provided by law, by this Amended and Restated Certificate of Incorporation or by the By-Laws) shall be under the direction of the Board of

Directors.

(d)   The Board of Directors shall have the power without the assent or vote of the stockholders to adopt, amend, alter or repeal the By-Laws of the Corporation, except to the extent that the By-Laws otherwise provide.

SEVENTH: The Corporation shall, to the fullest extent permitted by Section 145 of the GCL, as the same may be amended and supplemented (i) indemnify all officers and directors of the Corporation from and against any and all expenses (including attorneys' fees), liabilities or other matters permitted by said section, and (ii) to the extent permitted by Section 145(e) of the GCL, as the same may be amended and supplemented, advance to each officer and director expenses (including attorneys' fees) incurred by such officers and directors in defending a civil or criminal action, suit or proceeding. The indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any rights of indemnification or advancement of expenses to which any officer or director may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity (provided such officer or director is acting in such other capacity at the request of the Corporation) while holding such offices, and shall continue as to persons who have ceased to be officers or directors of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such persons.

A director of the Corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest permitted by the GCL. Any disinterested failure to satisfy GCL 365 shall not, for the purposes of GCL 102 (b) (7) or GCL 145, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 10th day of April, 2023.

CliqRex Inc.

By:_____

James E. O'Loughlin, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:35 PM 06/06/2022
FILED 06:35 PM 06/06/2022
SR 20222634979 - File Number 6563752

STATE OF DELAWARE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CLIQREX INC. A PUBLIC BENEFIT CORPORATION

CliqRex Inc. (the "Corporation"), a public benefit corporation organized and existing under the General Corporation Law of the State of Delaware (the "GCL"), does hereby certify as follows:

1. The name of the Corporation is CliqRex Inc. The Corporation was originally incorporated pursuant to the GCL on January 20, 2022.

2. This Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation and by the stockholders of the Corporation in accordance with Sections 242 and 245 of the GCL.

3. This Amended and Restated Certificate of Incorporation restates and integrates and further amends the certificate of incorporation of the Corporation.

4. The text of the certificate of incorporation is amended and restated in its entirety as follows:

FIRST: The name of the Corporation is CliqRex Inc.

SECOND: The Corporation's registered office in the State of Delaware is at 1013 Centre Road, Suite 403-B, in the City of Wilmington, County of New Castle, 19805. The name of its registered agent at that address is VCorp Service LLC.

THIRD: The specific public benefit purpose of the Corporation is to provide support to vulnerable communities by way of donations and engagement with community based organizations. In addition, the Corporation may engage in any lawful act or activity for which corporations may be organized under the GCL.

FOURTH: A. Authorized Capital Stock. The total number of shares of stock which the Corporation shall have the authority to issue is 13,500,000 shares of common stock with a par value of $0.00001 per share (the "Common Stock"), which may be issued in three series: (i) 10,000,000 shares of Class A voting common stock ("Class A Voting Common Stock"), (ii) 1,000,000 shares of Class B non-voting common stock ("Class B Non-Voting Common Stock"), and 2,500,000 shares of Class C voting common stock (the "Class C Voting Common Stock" and, together with the Class A Voting Common Stock, the "Voting Common Stock"). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by such affirmative vote of the votes

1

entitled to be cast thereon as may be required at that time by the GCL.

B. <u>Class A Voting Common Stock, Class B Non-Voting Common Stock and Class C Voting Common Stock</u>.

(i)   <u>Ranking</u>. The preferences, limitations and rights of the Class A Voting Common Stock, the Class B Non-Voting Common Stock and the Class C Voting Common Stock, and the qualifications and restrictions thereof, shall be in all respects identical, except as otherwise required by law or expressly provided in this Amended and Restated Certificate of Incorporation.

(ii)   <u>Voting</u>. Except as otherwise required by law or in this Amended and Restated Certificate of Incorporation (as it may be hereafter be amended), with respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of any outstanding shares of the (i) Class A Voting Common Stock shall vote together as a single class with the holders of the Class C Voting Common Stock (but, with respect to the Class C Voting Common Stock, only in respect of matters on which Class C Common Stock can vote), and every holder of the Class A Voting Common Stock shall be entitled to cast thereon two (2) votes in person or by proxy for each share of the Class A Voting Common Stock standing in such holder's name, and (ii) Class C Voting Common Stock shall vote together as a single class with the holders of the Class A Voting Common Stock (only in respect of matters on which Class C Common Stock can vote), and every holder of the Class C Voting Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Class C Voting Common Stock standing in such holder's name, provided that while the holders of Class C Voting Common Stock shall generally be entitled to vote on all matters on which stockholders may vote under the GCL, holders of Class C Voting Common Stock shall have no right to vote with respect to the election of directors of the Corporation, their removal as members of the Board of Directors of the Corporation (the "Board of Directors") or the size of the Board of Directors. Except as otherwise required by law or in this Amended and Restated Certificate of Incorporation (as it may be hereafter be amended), the holders of the outstanding shares of Class B Non-Voting Common Stock shall not be entitled to vote on any matter, including any amendment to this Amended and Restated Certificate of Incorporation.

(iii)   <u>Amendments Affecting Stock</u>. So long as any shares of Class B Non-Voting Common Stock are outstanding, the Corporation shall not, without such affirmative vote of the votes entitled to be cast on the amendment by the holders of outstanding shares of Class B Non-Voting Common Stock voting as a single class as may be required at that time by the GCL (i) amend, alter or repeal any provision of this Section B of this Article FOURTH so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Class B Non-Voting Common Stock as compared to those of the Voting Common Stock, or (ii) take any

2

other action upon which class voting of the Class B Non-Voting Common Stock is required by law.

(iv)   Dividends; Changes in Stock. No dividend or distribution may be declared or paid on any share of Class A Voting Common Stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Class C Voting Common Stock, and no dividend or distribution may be declared or paid on any share of Voting Common Stock unless a dividend or distribution payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Class B Non-Voting Common Stock, nor shall any dividend or distribution be declared or paid on any share of Class C Voting Common Stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Class A Voting Common Stock, nor shall any dividend or distribution be declared or paid on any share of Class B Non-Voting Common Stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Voting Common Stock, in each case without preference or priority of any kind; provided, however, that if dividends are declared that are payable in shares of Class A Voting Common Stock, Class B Non-Voting Common Stock or in Class C Voting Common Stock, or in rights, options, warrants or other securities convertible into or exchangeable for shares of Class A Voting Common Stock, Class B Non-Voting Common Stock, or Class C Voting Common Stock, dividends shall be declared that are payable at the same rate on each series of Common Stock and dividends payable in shares of Class A Voting Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Class A Voting Common Stock shall be payable to holders of Class A Voting Common Stock, dividends payable in shares of Class B Non-Voting Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Class B Non-Voting Common Stock shall be payable to holders of Class B Non-Voting Common Stock, and dividends payable in shares of Class C Voting Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Class C Voting Common Stock shall be payable to holders of Class C Voting Common Stock. If the Corporation in any manner subdivides or combines the outstanding shares of a class of Common Stock, the outstanding shares of such class of Common Stock shall be proportionately subdivided or combined, as the case may be.

(v)   Liquidation. Each series of Common Stock shall rank pari passu with shares of each other series of Common Stock as to distribution of assets in the event of any liquidation, dissolution or winding up of the affairs of the Corporation.

(vi)   Merger or Consolidation. In the event of a merger or consolidation of the Corporation with or into another entity (whether or not the Corporation is the

3

surviving entity), the holders of each share of Class A Voting Common Stock, Class B Non-Voting Common Stock and Class C Voting Common Stock shall be entitled to receive the same per share consideration as the per share consideration, if any, received by the holders of each share of such other series of Common Stock.

C. Drag-Along Rights.

(i)   Definitions. A "Sale of the Corporation" shall mean either: (a) a transaction, or series of related transactions, in which a Person, or a group of related Persons, acquires from stockholders of the Corporation shares representing more than fifty percent (50%) of the Class A Voting Common Stock (a "Stock Sale"); (b) a transaction in which the Corporation sells, conveys, leases, exclusively licenses or otherwise disposes of all or substantially all of its assets, property or business, except where such sale, conveyance, exclusive license or other disposition is to a wholly-owned subsidiary of the Corporation; or (c) a transaction where the Corporation merges with or into or consolidates with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation; provided, however that none of the following shall be considered a Sale of the Corporation: (A) a transaction effected exclusively for the purpose of changing the domicile of the Corporation, or creating a holding company that will be owned in substantially the same proportions by the persons who held the Corporation's securities immediately prior to such transaction; or (B) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights).

"Person" means any natural person, corporation (stock or non-stock), limited liability company, limited partnership, general partnership, limited liability partnership, joint stock company, joint venture, association (profit or nonprofit), company, estate, trust, bank or other organization, whether or not a legal entity, and any government agency or political subdivision thereof.

(ii)   Actions to be Taken. In the event that (i) the Board of Directors, and (ii) the holders of a majority of the then outstanding shares of Class A Voting Common Stock approve a Sale of the Corporation in writing, specifying that this Article FOURTH.C. shall apply to such transaction (with the holders of Class A Voting Common Stock selling such stock in the Sale of the Corporation being "Selling Stockholders"), then each holder of Common Stock (a "Common Holder") hereby agrees:

(a)   if such transaction requires stockholder approval, with respect to all Common Stock that such Common Holder owns or over which such Common Holder otherwise exercises voting power ("Common Shares"), to vote (in person, by proxy or by action by written consent, as applicable) all Common Shares in favor of, and adopt, such Sale of the Corporation (together with any related amendment to this Amended and Restated Certificate of Incorporation required in order to implement

4

such Sale of the Corporation) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Corporation to consummate such Sale of the Corporation;

(b)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Corporation beneficially held by such Common Holder as is being sold by the Selling Stockholders to the person or entity to whom the Selling Stockholders propose to sell their Class A Voting Common Stock, and, except as permitted in clause (iii) directly below, on the same terms and conditions as the Selling Stockholders;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Corporation as shall reasonably be requested by the Corporation or the Selling Stockholders in order to carry out the terms and provision of this Article FOURTH.C, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d)   not to deposit, except as permitted by this Article FOURTH.C, any Common Shares owned by such party in a voting trust or subject any Common Shares to any arrangement or agreement with respect to the voting of such Common Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Corporation;

(e)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Corporation; and

(f)   if the consideration to be paid in exchange for the Common Shares pursuant to this Article FOURTH.C includes any securities and due receipt thereof by any Common Holder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Common Holder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Corporation may cause to be paid to any such Common Holder in lieu thereof, against surrender of the Common Shares which would have otherwise been sold by such Common Holder, an amount in cash equal to the fair value (as determined in good faith by the Corporation) of the securities which such Common Holder would otherwise receive as of the date of the issuance of such securities in exchange for the Common Shares.

(iii)   Exceptions. Notwithstanding the foregoing, a Common Holder will not be required to comply with clause (ii) directly above in connection with any proposed Sale of the Corporation (the "Proposed Sale") unless:

(a)   any representations and warranties to be made by such Common Holder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Common Holder's Common Shares, including but not limited to representations and warranties that (i) the Common Holder holds all right, title and interest in and to the Common Shares such Common Holder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Common Holder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Common Holder have been duly executed by the Common Holder and delivered to the acquirer and are enforceable against the Common Holder in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Common Holder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(b)   the Common Holder shall not be liable for the inaccuracy of any representation or warranty made by any other party in connection with the Proposed Sale, other than the Corporation (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Corporation as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(c)   the liability for indemnification, if any, of such Common Holder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Corporation in connection with such Proposed Sale, is several and not joint with any other party (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Corporation as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and is pro rata in proportion to the amount of consideration paid to such Common Holder in connection with such Proposed Sale;

(d)   liability shall be limited to such Common Holder's applicable share (determined based on the respective proceeds payable to all stockholders in connection with such Proposed Sale) of a negotiated aggregate indemnification amount that applies equally to all Common Holders but that in no event exceeds the amount of consideration otherwise payable to such Common Holder in connection with such Proposed Sale, except with respect to claims related to fraud by such Common Holder, the liability for which need not be limited as to such Common

Holder;

(e)   upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Corporation's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and (ii) each holder of Class A Voting Common Stock, Class B Non-Voting Common Stock and Class C Voting Common Stock will receive the same amount of consideration per share as is received by other holders in respect of their shares of such stock; and

(f)   if such Common Holder is not an employee of the Corporation, such Common Holder is not required in connection with such Proposed Sale to agree to (i) any covenant not to compete with any party and/or (ii) any covenant not to solicit or hire customers, employees or suppliers of any party.

(iv)   Irrevocable Proxy. To secure each Common Holder's obligations to vote the Common Shares in accordance with this Article FOURTH.C, each Common Holder hereby appoints the Chairman of the Board of Directors or the Chief Executive Officer of the Corporation, or either of them from time to time, or their designees, as such Common Holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all of such Common Holder's Common Shares as set forth in this Article FOURTH.C. and to execute all appropriate instruments consistent with this Article FOURTH.C on behalf of such Common Holder if, and only if, such Common Holder (a) fails to vote, or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Article FOURTH.C, all of such Common Holder's Common Shares or execute such other instruments in accordance with the provisions of this Article FOURTH.C within five (5) days of the Corporation's or any other party's written request for such Common Holder's written consent or signature. The proxy and power granted by each Common Holder pursuant to this clause (iv) are coupled with an interest and are given to secure the performance of such party's duties under this Article FOURTH.C. Each such proxy and power will be irrevocable for the term hereof. The proxy and power, so long as any party hereto is an individual, will survive the death, incompetency and disability of such party or any other individual Common Holder of Common Shares and, so long as any party hereto is an entity, will survive the merger, consolidation, conversion or reorganization of such party or any other entity holding Common Shares.

(v)   Remedies.

(a)   Specific Enforcement. The Common Holders acknowledge and agree that each stockholder and the Corporation will be irreparably damaged in the event any of the provisions of this Article FOURTH.C are not performed by the Common Holders in accordance with their specific terms or are otherwise breached.

Accordingly, it is agreed that the Corporation shall be entitled to an injunction to prevent breaches of this Article FOURTH.C and to specific enforcement of this Article FOURTH.C and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction without the need to post any bond.

(b)   Remedies Cumulative. All remedies, either under this Article by law or otherwise afforded to any party, shall be cumulative and not alternative.

(vi)   Term. The provisions of this Article FOURTH.C shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of a "Public Offering" (as defined below), or (b) the consummation of a transaction, in one transaction or a series of related transactions, that constitutes a Stock Sale, provided that the provisions of this Article FOURTH.C will continue after the closing of any Stock Sale to the extent necessary to enforce the provisions of this Article FOURTH.C with respect to such Stock Sale. "Public Offering" means the Corporation's sale of its common stock in a underwritten public offering pursuant to a registration statement pursuant to the Securities Act, covering the offer and sale of common stock for the account of the Corporation or a direct listing public offering pursuant to a registration statement pursuant to the Securities Act covering the offer and sale of common stock for the account of the Corporation and/or security holders of the Corporation.

FIFTH: The name and mailing address of the incorporator is as follows:

Name: Timur Akilov
Mailing Address: 244 Madison Avenue, Suite 770, New York, NY 10016

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation and for the purpose of creating, defining, limiting and regulating the powers of the Corporation and its directors and stockholders.

(a)   The number of directors of the Corporation shall be fixed and may be altered from time to time in the manner provided in the By-Laws, and any vacancy or vacancies in the Board of Directors and newly created directorships resulting from any increase in the authorized number of directors may be filled, and directors may be removed, as provided in the By-Laws.

(b)   The election of directors need not be by ballot.

(c)   All corporate powers and authority of the Corporation (except at the time otherwise provided by law, by this Amended and Restated Certificate of Incorporation or by the By-Laws) shall be under the direction of the Board of

Directors.

(d)   The Board of Directors shall have the power without the assent or vote of the stockholders to adopt, amend, alter or repeal the By-Laws of the Corporation, except to the extent that the By-Laws otherwise provide.

SEVENTH: The Corporation shall, to the fullest extent permitted by Section 145 of the GCL, as the same may be amended and supplemented (i) indemnify all officers and directors of the Corporation from and against any and all expenses (including attorneys' fees), liabilities or other matters permitted by said section, and (ii) to the extent permitted by Section 145(e) of the GCL, as the same may be amended and supplemented, advance to each officer and director expenses (including attorneys' fees) incurred by such officers and directors in defending a civil or criminal action, suit or proceeding. The indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any rights of indemnification or advancement of expenses to which any officer or director may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity (provided such officer or director is acting in such other capacity at the request of the Corporation) while holding such offices, and shall continue as to persons who have ceased to be officers or directors of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such persons.

A director of the Corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest permitted by the GCL. Any disinterested failure to satisfy GCL 365 shall not, for the purposes of GCL 102 (b) (7) or GCL 145, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 31st day of May, 2022.

CliqRex Inc.

By: _____

James E. O'Loughlin, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:26 AM 01/20/2022
FILED 11:26 AM 01/20/2022
SR 20220187100 - File Number 6563752

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A PUBLIC BENEFIT CORPORATION

FIRST: The name of the Corporation is CliqRex Inc.

SECOND: The Corporation's registered office in the State of Delaware is at 1013 Centre Road, Suite 403-B, in the City of Wilmington, County of New Castle, 19805. The name of its registered agent at that address is VCorp Service LLC.

THIRD: The specific public benefit purpose of the Corporation is to provide support to vulnerable communities by way of donations and engagement with community based organizations. In addition, the Corporation may engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("GCL").

FOURTH: A. Authorized Capital Stock. The total number of shares of stock which the Corporation shall have the authority to issue is 11,000,000 shares of common stock with a par value of $0.00001 per share (the "Common Stock"), which may be issued in two series: (i) 10,000,000 shares of Class A voting common stock ("Voting Common Stock") and (ii) 1,000,000 shares of Class B non-voting common stock ("Non-Voting Common Stock"). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by such affirmative vote of the votes entitled to be cast thereon as may be required at that time by the GCL.

B. Voting Common Stock and Non-Voting Common Stock.

(i) Ranking. The preferences, limitations and rights of the Voting Common Stock and Non-Voting Common Stock, and the qualifications and restrictions thereof, shall be in all respects identical, except as otherwise required by law or expressly provided in this Certificate of Incorporation.

(ii) Voting. Except as otherwise required by law or in this Certificate of Incorporation (as it may be hereafter be amended), with respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of any outstanding shares of the Voting Common Stock shall vote together as a single class, and every holder of the Voting Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Voting Common Stock standing in such holder's name. Except as otherwise required by law or in this Certificate of Incorporation (as it may be hereafter be amended), the holders of the outstanding shares of Non-Voting Common Stock shall not be entitled to vote on any matter, including any amendment to this Certificate of Incorporation.

(iii)   Amendments Affecting Stock. So long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without such affirmative vote of the votes entitled to be cast on the amendment by the holders of outstanding shares of Non- Voting Common Stock voting as a single class as may be required at that time by the GCL (i) amend, alter or repeal any provision of this Section B of this Article FOURTH so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Non-Voting Common Stock as compared to those of the Voting Common Stock, or (ii) take any other action upon which class voting of the Non-Voting Common Stock is required by law.

(iv)   Dividends; Changes in Stock. No dividend or distribution may be declared or paid on any share of Voting Common Stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Non-Voting Common Stock, nor shall any dividend or distribution be declared or paid on any share of Non-Voting Common Stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Voting Common Stock, in each case without preference or priority of any kind; provided, however, that if dividends are declared that are payable in shares of Voting Common Stock or in Non-Voting Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Voting Common Stock or Non-Voting Common Stock, dividends shall be declared that are payable at the same rate on both series of Common Stock and dividends payable in shares of Voting Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Voting Common Stock shall be payable to holders of Voting Common Stock and dividends payable in shares of Non-Voting Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Non-Voting Common Stock shall be payable to holders of Non-Voting Common Stock. If the Corporation in any manner subdivides or combines the outstanding shares of Non-Voting Common Stock, the outstanding shares of Voting Common Stock shall be proportionately subdivided or combined, as the case may be. Similarly, if the Corporation in any manner subdivides or combines the outstanding shares of Voting Common Stock, the outstanding shares of Non-Voting Common Stock shall be proportionately subdivided or combined, as the case may be.

(v)   Liquidation. Shares of Non-Voting Common Stock shall rank pari passu with shares of Voting Common Stock as to distribution of assets in the event of any liquidation, dissolution or winding up of the affairs of the Corporation.

(vi)   Merger or Consolidation. In the event of a merger or consolidation of the Corporation with or into another entity (whether or not the Corporation is the surviving entity), the holders of each share of Voting Common Stock and Non-Voting Common Stock shall be entitled to receive the same per share consideration as the per share consideration, if any, received by the holders of each share of such other series of Common Stock.

FIFTH: The name and mailing address of the incorporator is as follows:

Name: Timur Akilov
Mailing Address: 162 Falmouth St. Brooklyn, NY 11235

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation and for the purpose of creating, defining, limiting and regulating the powers of the Corporation and its directors and stockholders.

(a) The number of directors of the Corporation shall be fixed and may be altered from time to time in the manner provided in the By-Laws, and any vacancy or vacancies in the Board of Directors and newly created directorships resulting from any increase in the authorized number of directors may be filled, and directors may be removed, as provided in the By-Laws.

(b) The election of directors need not be by ballot.

(c) All corporate powers and authority of the Corporation (except at the time otherwise provided by law, by this Certificate of Incorporation or by the By-Laws) shall be under the direction of the Board of Directors.

(d) The Board of Directors shall have the power without the assent or vote of the stockholders to adopt, amend, alter or repeal the By-Laws of the Corporation, except to the extent that the By-Laws otherwise provide.

SEVENTH: The Corporation shall, to the fullest extent permitted by Section 145 of the GCL, as the same may be amended and supplemented, (i) indemnify all officers and directors of the Corporation from and against any and all expenses (including attorneys' fees), liabilities or other matters permitted by said section, and (ii) to the extent permitted by Section 145(e) of the GCL, as the same may be amended and supplemented, advance to each officer and director expenses (including attorneys' fees) incurred by such officers and directors in defending a civil or criminal action, suit or proceeding. The indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any rights of indemnification or advancement of expenses to which any officer or director may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity (provided such officer or director is acting in such other capacity at the request of the Corporation) while holding such offices, and shall continue as to persons who have ceased to be officers or directors of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such persons.

A director of the Corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest permitted by the GCL. Any disinterested failure to satisfy GCL 365 shall not, for the purposes of GCL 102 (b) (7) or GCL 145, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

IN WITNESS WHEREOF, the undersigned, being the incorporator hereinabove named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware does make and file this Certificate hereby declaring and certifying that the facts herein stated are true, and accordingly has hereunto set his name this 20th day of January, 2022.



Timur Akilov